Exhibit 99.1

84431 Fresenius Medical Register VIF Proof 6 Ordinary General Meeting of Fresenius Medical Care AG & Co. KGaA to be held May 12, 2016 For Holders as of April 4, 2016 Ordinary General Meeting of Fresenius Medical Care AG & Co. KGaA May 12, 2016 See Voting Instructions On Reverse Side. Date: Please make your marks like this:  Use pen only For Against Abstain 1. Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2015 MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. 2. Resolution on the allocation of distributable profit 3. Resolution on the approval of the actions of the General Partner for fiscal year 2015 4. Resolution on the approval of the actions of the Supervisory Board for fiscal year 2015 5. Election of the auditor and consolidated group auditor for fiscal year 2016 All votes must be received prior to 5:00 p.m. New York City Time April 29, 2016. 6. Resolution on the approval of the revised compensation system for the members of the Management Board of the General Partner 7. Elections to the Supervisory Board and to the Joint Committee. All candidates will be elected individually. a) Dr. Gerd Krick b) Dr. Dieter Schenk c) Rolf A. Classon* d) William P. Johnston* e) Deborah Doyle McWhinney f) Pascale Witz *in parallel proposed for election into the Joint Committee PROXY TABULATOR FOR FRESENIUS MEDICAL CARE AG & CO. KGAA P.O. BOX 8016 CARY, NC 27512-9903 8. Resolution on modifications of the remuneration of the members of the Supervisory Board and its committees and on the corresponding amendments to Article 13 of the Company’s Articles of Association 9. Resolution on the authorization to purchase and use treasury shares pursuant to section 71 (1) No. 8 AktG and on the exclusion of subscription rights 10. Resolution on the approval of the amendment of the Pooling Agreement entered into by the Company, Fresenius SE & Co. KGaA and the Independent Directors EVENT # 11. Resolution on modification of the existing authorization to grant options to managerial staff members (Führungskräfte) and members of the management of Fresenius Medical Care AG & Co. KGaA or an affiliated company (Stock Option Program 2011) CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Copyright © 2016 Mediant Communications Inc. All Rights Reserved Please Sign Here Please Date Above 84431 Fresenius Medical Register VIF.indd 1 4/5/2016 12:33:26 PM  Please separate carefully at the perforation and return just this portion in the envelope provided. 

84431 Fresenius Medical Register VIF Proof 6 FRESENIUS MEDICAL CARE AG & Co. KGaA Instructions to The Bank of New York Mellon, as Depositary Bank (Must be received prior to 5:00 p.m. New York City time on April 29, 2016) The undersigned registered holder of one or more American Depositary Receipts (“Receipts”) of Fresenius Medical Care AG & Co. KGaA (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary Bank, to vote or cause to be voted in accordance with the instructions marked on the reverse side hereof, the number of shares of the Company represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary Bank as of the close of business on April 4, 2016, at the Ordinary General Meeting of Shareholders of Fresenius Medical Care AG & Co. KGaA to be held on May 12, 2016, in respect of the agenda items specified in the accompanying invitation. The Depositary Bank shall not vote or attempt to exercise the voting right attached to the shares or other deposited securities other than in accordance with the specific voting instruction from an owner prior to the instruction date. As provided in the Receipts, if no specific voting instruction is received from an owner prior to the instruction date, that owner shall be deemed to have instructed the Depositary Bank to give a proxy to the custodian, which will act as the proxy bank in accordance with section 135 of the German Stock Corporation Act, to vote in accordance with the recommendation with regard to voting of the shares pursuant to section 135 (3) of the German Stock Corporation Act as to any matter concerning which the notice from the Company indicates that a vote is to be taken by holders of shares. 84431 Fresenius Medical Register VIF.indd 2 4/5/2016 12:33:26 PM PROXY TABULATOR FOR FRESENIUS MEDICAL CARE AG & CO. KGAA P.O. Box 8016 CARY, NC 27512-9903